Management Statement Regarding Compliance

with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Schwab Target 2060 Fund (one of the portfolios comprising Schwab Capital Trust, hereafter referred to as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 18, 2016, and from October 5, 2016 (date of our last evaluation) through October 18, 2016.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 18, 2016 and from October 5, 2016 through October 18, 2016, with respect to securities reflected in the investment accounts of the Fund.

Schwab Capital Trust

/s/ Marie Chandoha
Marie Chandoha
President and Chief Executive Officer

/s/ Mark Fischer
Mark Fischer
Treasurer and Principal Financial Officer

December 20, 2016
Date

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Schwab Capital Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Schwab Target 2060 Fund (one of the portfolios comprising Schwab Capital Trust, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 18, 2016. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed (without prior notice to management) as of October 18, 2016, and with respect to agreement of security purchases and sales for the period from October 5, 2016 (date of our last examination) through October 18, 2016:

•	Confirmation of Charles Schwab & Co, Inc.’s (“CSC”) omnibus accounts for the underlying mutual fund investments at October 18, 2016 with the underlying mutual funds’ transfer agents.

•	Reconciliation of the omnibus accounts for the underlying mutual fund investments per the books and records of CSC to the omnibus accounts for the underlying mutual fund investments per the books and records of their transfer agents, at October 18, 2016, in all material respects.

•	Agreement of the Fund’s underlying mutual fund investments at October 18, 2016 as recorded on the books and records of the Fund to the shareholder books and records of CSC.

•	Agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from October 5, 2016 through October 18, 2016 from the books and records of the Fund to the books and records of CSC.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 18, 2016 with respect to mutual fund investments reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of Schwab Capital Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

San Francisco, California

December 20, 2016

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:						Date examination completed:

811-7704						October 18, 2016
2. State Identification Number:
AL	—	AK	60084864	AZ	—	AR	60036852	CA	505-6972	CO	IC 1993 06 160
CT	—	DE	—	DC	60061998	FL		GA	SC-MF-019938	HI	—
ID	78439	IL	60005106	IN	93-0319 IC	IA	—	KS	2017S0000287	KY	60012844
LA	158954	ME	10051854	MD	SM20162184	MA	—	MI	982498	MN	R-36652.1
MS	60075959	MO	R2016-1,758	MT	101146	NE	107923	NV	—	NH	MF16-0084599
NJ	MF-4486	NM	—	NY	S33-93-46	NC	3181	ND	CG502	OH	BE1317858
OK	SE-2228763	OR	2016-1844	PA	1993-05	RI	—	SC	MF22009	SD	70649
TN	N2016B-0925	TX	C 116514	UT	006-9580-98	VT	—	VA	116961	WA	60076695
WV	93337	WI	777232-03	WY	18237	PUERTO RICO			52390
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab Target 2060 Fund (one of the series in Schwab Capital Trust)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105